Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7

2.	Date of Material Changes

March 14 and March 16, 2012.

3.	News Releases

News releases with respect to these material changes were disseminated on March 14, 2012 and March 16, 2012 via Marketwire.

4.	Summary of Material Changes

Settlement of Proxy Contest
On March 14, 2012, Helix BioPharma Corp. (“Helix” or the “Company”) settled the proxy contest with the Concerned Shareholders named in the dissident proxy circular dated January 13, 2012 (the “Dissident Proxy Circular”) in connection with the Company’s Annual General Meeting held on January 30, 2012 (the “AGM”) and agreed on a reconstituted board of directors of Helix (the “Board”) pursuant to the terms of the Minutes of Settlement and Mutual Release dated March 14, 2012 (the “Settlement Agreement”). On March 16, 2012, Messrs. Segal, Docherty, Cawkell, Lickrish and Roszkowski-Sliz resigned from the Board and were replaced by William White, Robert Verhagen, Marek Orlowski and Mario Gobbo pursuant to the terms of the Settlement Agreement. Jack Kay and W. Thomas Hodgson continue to serve on the Board (together with Messrs. White, Verhagen, Orlowski and Gobbo, the “Reconstituted Board”). William White has been appointed as the new Chairman of the Board. A copy of the Settlement Agreement is being filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cash Resources
On March 16, 2012, the Company issued its financial statements for the three and six months ended January 31, 2012. The financial statements and accompanying management’s discussion and analysis disclose, among other things, that the Company’s costs incurred in connection with the AGM, the proxy contest relating to the AGM, the related court applications and litigation matters, the establishment by the Board of a special committee of independent directors (the “Special Committee”) and the investigation conducted by the Special Committee (collectively, the “AGM / Special Committee Matters”) have been substantially higher than forecasted, primarily due to higher costs and the incurring by the Company of additional costs pursuant to the Settlement Agreement, including reimbursement of the Concerned Shareholders’ and other dissident shareholders’ costs in connection with the AGM / Special Committee Matters. As a result, the Company’s cash position of approximately $6,860,000 as at March 15, 2012 is insufficient to meet previously anticipated cash needs for working capital and capital expenditures through the next twelve months. Management believes that the Company will need to take various cost-cutting and/or cost-deferral initiatives in order to extend its current cash position while it seeks additional financing. There can be no assurance, however, that additional financing can be obtained in a timely manner or at all. These initiatives, if not successful, may cast significant doubt as to the ability of the Company to operate as a going concern.

5.	Full Description of Material Changes

Settlement of Proxy Contest

On March 14, 2012, the Company announced that it had settled the proxy contest with the Concerned Shareholders named in the Dissident Proxy Circular in connection with the AGM and agreed on a reconstituted Board in accordance with the terms of the Settlement Agreement. As a result of the settlement, Messrs. Segal, Docherty, Cawkell, Lickrish, and Roszkowski-Sliz resigned from the board of directors and were replaced by William White, Robert Verhagen, Marek Orlowski and Mario Gobbo on March 16, 2012.  Jack Kay and W. Thomas Hodgson continue to serve on the Board. Mr. White has been appointed as the new Chairman of the Board.

Mr. White is a senior executive with broad global experience in leading businesses to deliver step change improvements in bottom line results. He has more than 30 years in several business and corporate leadership roles focused on corporate wide improvements, business turnaround and growth with a long standing career at DuPont and most recently with Afexa Life Sciences Inc. as Chairman and interim Chief Executive Officer leading up to the sale to Valeant Pharmaceuticals in October 2011.

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as the Chief Executive Officer of the Company for a transition period of up to six months, as determined by the Reconstituted Board, at which time he will resign and receive a change of control payment under his employment agreement.

As part of the Settlement Agreement, all litigation will be dismissed and releases have been exchanged between Helix and the members of the Board (as it was constituted on March 14, 2012) and ACM Alpha Consulting Management Est, ACM Alpha Consulting Management AG, Andreas Kandziora, Veronika Kandziora, Zbigniew Lobacz and Dr. Slawomir Majewski. Also as part of the Settlement Agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the Concerned Shareholders and other respondents in the court proceedings. The mandate of the Special Committee and the engagement of Ernst & Young LLP have been terminated.

See the news releases dated March 14, 2012 and March 16, 2012, attached as Schedules A and B.

Cash Resources

In its management’s discussion and analysis dated January 13, 2012, the Company reported that, assuming no materially negative unanticipated changes to planned expenditures and revenues, the Company had sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. Since then, the Company’s costs incurred in connection with the AGM / Special Committee Matters have been substantially higher than originally forecasted, primarily due to higher legal fees, and the Company has had to incur, and will continue to incur, additional costs pursuant to the Settlement Agreement, including reimbursement of the Concerned Shareholders’ and other dissident shareholders’ costs in connection with the AGM / Special Committee Matters. The Company has determined that its cash position of approximately $6,860,000 as at March 15, 2012 is insufficient to meet anticipated cash needs for working capital and capital expenditures as previously forecasted. Management expects that decisions will need to be made by the Reconstituted Board regarding cost-deferral or cost-cutting measures, or both, to be taken in order to extend the Company’s cash resources to allow it more time to seek additional financing. Management expects that if no such measures are taken, and the Company’s Polish Phase I/II clinical study for L-DOS47 is commenced in the current quarter as management had previously planned, the Company’s cash resources may not be sufficient to continue operations beyond September 2012, absent sufficient financing before then. Even if cost-cutting and cost-deferral measures are taken with respect to all of the Company’s research and development programs so as to delay them indefinitely, management considers that its current cash resources may be insufficient to continue operations beyond December 2012, again, absent sufficient financing before then. Accordingly, management believes that additional financing is of utmost priority. There can be no assurance, however, that additional financing can be obtained in a timely manner or at all.

Given the Company’s conclusion about the insufficiency of its cash reserves, significant doubt may be cast about the Company’s ability to continue operating as a going concern. The continuation of the Company as a going concern for the foreseeable future depends mainly on raising sufficient capital, and in the interim, reducing, where possible, operating expenses (including making changes to the Company’s research and development plans), reducing overhead and the possible disposition of non-core assets, all as to be determined by the Reconstituted Board.

For further information regarding the Company’s financial position, see the Company’s condensed unaudited interim consolidated financial statements for the three and six months ended January 31, 2012, together with the related management’s discussion and analysis, filed on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

See also the news release dated March 16, 2012 attached as Schedule B.

Forward-Looking Statements and Risks and Uncertainties

This material change report contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the settlement referred to in this material change report; sufficiency of the Company’s cash reserves; need for additional financing, cost-cutting and cost-deferral measures; the Company’s plans to initiate clinical studies for L-DOS47; and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, the implementation of the settlement as agreed to in the Settlement Agreement and that the Reconstituted Board can implement the Company’s strategy; receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; the risk that the Company’s expected timelines for meeting certain objectives may not be met; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans;

the risk that a new supplier’s interferon alpha-2 may not be acceptable to regulatory authorities; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the U.S. Securities and Exchange Commission at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.	Executive Officer

Photios (Frank) Michalargias, Chief Financial Officer
Tel: (905) 841-2300 ext 233

9.	Date of Report

March 23, 2012